UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):  August 20, 2014

STRATEX OIL & GAS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Colorado	333-164856	94-3364776
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

30 Echo Lake Road, Watertown, CT	06795
(Address of principal executive offices)	(Zip Code)

713-353-4786
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 1.01 Entry into a Material Definitive Agreement.

On August 20, 2014, Stratex Oil & Gas Holdings, Inc. (“we” or the “Company”) sold an aggregate of $374,500 in principal amount of our 12% Series B Senior Secured Convertible Promissory Notes (the “Notes”) to investors in a private offering. Such sales were in addition to the $7,640,060 of Notes previously sold by the Company as reported in our Current Reports on Form 8-K filed with the Securities and Exchange Commission on June 12, July 3 and August 14, 2014.

The Notes bear interest at the rate of 12% per annum payable quarterly in arrears, and all outstanding principal under the Notes is due and payable on June 6, 2016. The Notes are secured by a first lien on substantially all of the Company’s assets, which lien is pari-passu with the lien granted in favor of the holders of the Company’s outstanding 12% Series A Senior Secured Convertible Promissory Notes. Holders of the Notes have the option to convert outstanding principal and interest under the Notes into shares of the Company’s common stock at a conversion price of $0.30 per share, at any time after the six month anniversary date of their issuance. The Company may, at any time after the six month anniversary date of the issuance of the Notes, elect to redeem all or a portion of the Notes, provided, however, that if the Company elects to redeem the Notes prior to the one year anniversary date from the date of issuance, the Company will be required to deliver an amount of interest equal to what the holder of the Note would have received if such holder held the Note for a period of one year. In connection with the sale of the Notes, the Company also issued to the participants in the private offering, warrants (the “Warrants”) exercisable to purchase up to an aggregate of 249,665 shares of our common stock at an exercise price of $0.30 per share. The Warrants are immediately exercisable and expire five years following the date of their issuance.

In connection with the sale of the Notes and Warrants, the Company has now received gross proceeds of $8,014,560. To date, we have paid our placement agent a fee of $711,755 and issued them Warrants exercisable for up to 2,372,517 shares of our common stock at an exercise price of $0.30. The Notes and the Warrants were issued under the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder.

Copies of the form of the Notes and the form of the Warrants were filed as Exhibits 4.1 and 4.2 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 12, 2014 and are incorporated by reference herein. The foregoing description of the Notes and Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Notes and the Warrants.

Item 2.03 Creation of Direct Financial Obligation or an Obligation under an Off Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 is incorporated by reference into this Item 2.03.

Item 3.02       Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 is incorporated by reference into this Item 3.02

Pursuant to the Company’s Agreement and Plan of Merger with Richfield Oil & Gas Company (“Richfield”), dated as of May 6, 2014 (the “Merger Agreement”), the exchange of all outstanding shares of our Series A Preferred Stock for 7,000,000 shares of our common stock is a condition to the Company’s and Richfield’s obligation to effect the merger. Each share of our Series A Preferred Stock entitles the holder thereof to cast 1,000,000 votes on all matters submitted to a vote of the stockholders. Accordingly, on August 20, 2014, our board of directors (the “Board”) approved the issuance of 7,000,000 shares of our common stock to Rotary Partners LLC, an entity in which Stephen Funk, our Chief Executive Officer, owns and controls one hundred percent (100%) of the membership interests. Such shares were issued in exchange for the surrender by Rotary Partners of 60 shares (constituting all) of the Company’s outstanding Series A Preferred Stock. Previously, such shares of Series A Preferred Stock had been issued to Mr. Funk who transferred them to Rotary Partners on August 19, 2014. For more details of the proposed merger and the Merger Agreement, reference is made to our Current Report on Form 8-K filed with the Commission on May 7, 2014 which is incorporated by reference herein.

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Important Additional Information about the Proposed Merger

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between the Company and Richfield, the Company and Richfield will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Company registration statement on Form S-4 that will include a proxy statement of Richfield that also constitutes a prospectus of the Company, and a definitive proxy statement/prospectus will be mailed to stockholders of Richfield.  STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT RICHFIELD STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE PROPOSED MERGER AND RELATED TRANSACTIONS.  Stockholders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by the Company or Richfield through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.stratexoil.com.

The Company, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 31, 2014, its Current Reports on Form 8-K filed with the SEC on April 16, 2014, May 7, 2014, August 14, 2014, and this Current Report on Form 8-K. These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between the Company and Richfield, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding the Company’s and Richfield’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the Company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; the Company’s ability to promptly, efficiently and effectively integrate Richfield’s operations into those of Stratex; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in the Company’s and Richfield’s respective filings with the SEC, including their most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  The Company and Richfield assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRATEX OIL & GAS HOLDINGS, INC.

Date: August 21, 2014	By:	/s/ Stephen Funk
Name: Stephen Funk
Title: Chief Executive Officer and Chief Financial Officer